September 2009

Pricing Sheet dated September 23, 2009 relating to Preliminary Pricing Supplement No. 190 dated September 17, 2009 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities

Jump Securities Based on the Price of the iShares® FTSE/Xinhua China 25 Index Fund due October 29, 2010
PRICING TERMS – SEPTEMBER 23, 2009
Issuer:	Morgan Stanley
Underlying index:	iShares® FTSE/Xinhua China 25 Index Fund (the “shares”)
Aggregate principal amount:	$2,916,500
Stated principal amount:	$10 per Security
Issue price:	$10 per Security
Pricing date:	September 23, 2009
Original issue date:	September 30, 2009 (5 business days after the pricing date)
Maturity date:	October 29, 2010
Payment at maturity (per Security):
•  If the final share price is greater than the initial share price:
$10 + the upside payment
•  If the final share price is less than or equal to the initial share price:
$10 x the share performance factor
This amount will be less than or equal to the stated principal amount of $10.
There is no minimum payment at maturity.

Upside payment:	$2.75 per Security (27.5% of the stated principal amount).
Share performance factor:	final share price / initial share price
Valuation date:	October 26, 2010, subject to postponement for non-trading days or certain market disruption events
Initial share price:	$42.32, which is the closing price of the shares on the pricing date
Final share price:	The closing price of the shares on the valuation date times the adjustment factor for the shares on such date
Listing:	The Securities will not be listed on any securities exchange.
CUSIP:	617484829
ISIN:	US6174848290
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Calculation agent:	MS & Co.
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)	Proceeds to Company
Per Security	$10	$0.15	$9.85
Total	$2,916,500	$43,747.50	$2,872,752.50
(1)
For additional information, see “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 190 dated September 17, 2009
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

THE SECURITIES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  FURTHERMORE, THE SECURITIES WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.